Exhibit 99.1

FOR IMMEDIATE RELEASE.

Silicom Announces Major New Design Win From
Leading SD-WAN Player

- Predicted Revenues at Full Ramp-Up: Over $15M/Yr

KFAR SAVA, Israel — October 28, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its long-term strategic customers, a leader in the SD-WAN space, has decided to standardize on Silicom’s newest uCPE solutions for use in its next generation portfolio of SD-WAN devices.

The customer will be using a series of off-the-shelf and customized SKUs with varying configurations and processing power options, including optional LTE and Wi-Fi as well as other extension functionalities. According to the customer’s projections, orders from this Design Win are expected to begin ramping up in 2020 to a full run rate of more than $15 million per year.

“We are excited that this leading SD-WAN company, a strategic client for years, is standardizing on us as its ‘go-to’ connectivity/performance partner, especially now as they prepare to launch the next generation of their new SD-WAN products,” commented Shaike Orbach, Silicom’s CEO.

Mr. Orbach continued, “Over and above the significant revenues, this win is strategic for us from several points of view.  First, our success with this customer demonstrates our ability to penetrate SD-WAN market segments beyond telcos, our current focus.

“Second, this win demonstrates the superiority of our latest uCPE innovations, for which we are experiencing significant interest from many customers. And third, it underscores our customer’s appreciation for the high-level co-operation and superb support that has characterized our relationship over the years.”

Mr. Orbach concluded, “Last but not least, this Design Win confirms the power of our traditional connectivity markets to drive our revenue growth. With leading products for multiple markets and an extensive base of loyal customers, we are optimistic about our future growth prospects.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com